UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A
_________________________________

For the Fiscal Semiannual Period Ended June 30, 2019

Belpointe REIT, Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-10923

Maryland	83-1314648
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

125 Greenwich Avenue, 3rd Floor Greenwich, Connecticut 06830
(Full mailing address of principal executive offices)

(203) 622-6000
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

References to “we,” “us,” “our” or the “Company” refer to Belpointe REIT, Inc. and its subsidiaries, taken together, unless context otherwise requires.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited consolidated condensed financial statements and related notes thereto included elsewhere in this semiannual report on Form 1-SA.

Forward-Looking Statements

This semiannual report on Form 1-SA contains forward-looking statements about our business, operations and financial performance, including, in particular, statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements address our plans, strategies and objectives for future operations, including in relation to future growth and availability of funds, and are based on current expectations which involve numerous risks, uncertainties and assumptions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed under the Risk Factors heading in our offering circular dated February 13, 2019 and elsewhere in this semiannual report on Form 1-SA. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved.

Overview

Belpointe REIT, Inc. is a Maryland corporation formed to originate, invest in and manage a diversified portfolio of commercial real estate assets. All of our assets will be held by, and all of our operations will be conducted through, Belpointe REIT OP, LP, a Delaware limited partnership (our “Operating Partnership”), either directly or through its subsidiaries. We are the sole general partner of our Operating Partnership. See “Note 1 – Formation and Organization” in the notes to our unaudited condensed consolidated financial statements included in this semiannual report for a description of our Company.

We are externally managed by Belpointe REIT Manager, LLC, a Delaware limited liability company (our “Manager”). Our Manager is an affiliate of our sponsor, Belpointe, LLC (our “Sponsor”). Our Sponsor is a private real estate investment firm that provides investment management services to a range of institutional, family office and high net worth clients.

We are currently offering a maximum amount of up to $50,000,000 of shares of our common stock, par value $0.01 per share, (the “Offering”) pursuant to an offering statement qualified by the Securities and Exchange Commission (“SEC”) on February 11, 2019.

We expect to use substantially all of the net proceeds from the Offering to identify, acquire, develop or redevelop and manage a diversified portfolio of commercial real estate properties. We may also acquire, to a limited extent, other real estate-related assets, including commercial real estate loans, and debt and equity securities issued by other real estate companies. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

1

We expect that at least 90% of our assets will initially consist of qualified opportunity zone property, which will enable us to be classified as a qualified opportunity fund. Because we will be a qualified opportunity fund, certain of our investors will be eligible for favorable capital gains tax treatment on their investments.

We intend to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes. Among other requirements, REITs are required to distribute to shareholders at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). We intend to qualify as a REIT for federal income tax purposes beginning with the taxable year ending December 31, 2020 or such later date as determined by our Board of Directors. See “Note 2 – Summary of Significant Accounting Policies – Income Taxes” in the notes to our unaudited condensed consolidated financial statements included in this semiannual report for a description of REIT taxation.

We have adopted a quarterly stockholder redemption plan whereby, beginning 12 months from the qualification of our offering statement and subject to certain restrictions and limitations, we will provide our stockholders with the opportunity to have their shares of common stock redeemed. See “Note 5 – Stockholder Redemption Plan” in the notes to our unaudited condensed consolidated financial statements included in this semiannual report for a description of the plan.

Results of Operations

Revenue

We commenced operations in June 2019, having raised the $2,000,000 minimum amount required under the terms of our Offering. As of June 30, 2019 we have raised total gross Offering proceeds of $5,169,700 (including proceeds received in a private placement to our Sponsor).

Our operating activity for the six months ended June 30, 2019 has focused on conducting our Offering and sourcing and originating qualified opportunity zone investment opportunities. As of the six months ended June 30, 2019, we earned no revenue and made no investments.

Expenses

Pursuant to the terms of a management agreement between our Manager, the Company and our Operating Partnership (the “Management Agreement”), we are obligated to reimburse our Manager, or its affiliates, as applicable, for organization and Offering expenses paid on our behalf. In addition, pursuant to the terms of a support agreement between our Manager and our Sponsor (the “Support Agreement”), our Sponsor is entitled to reimbursement of expenses incurred on our behalf to the extent that we would be obligated to reimburse our Manager for those expenses pursuant to the terms of the Management Agreement. See “Note 3 – Related Party Arrangements” and “Note 4 – Economic Dependency” in the notes to our unaudited condensed consolidated financial statements included in this semiannual report for a description of our related party transactions.

For the six months ended June 30, 2019, we incurred general and administrative expenses of $116,120 which includes auditing and professional fees, bank fees, organizational costs and other costs and expenses associated with the organization and operation of our business. For the six months ended June 30, 2019, we incurred $58,318 in reimbursable expenses related to conducting our Offering.

Asset Management Fee

For the six months ended June 30, 2019, we have accrued asset management fees of $9,674. See “Note 3 – Related Party Arrangements” in the notes to our unaudited condensed consolidated financial statements included in this semiannual report for a description of the calculation of our management fee.

2

Cash Flows

For the six months ended June 30, 2019, we have financed our operations primarily through advances from our Manager and its affiliates, including our Sponsor, and the issuance of our common stock and have raised total gross Offering proceeds of $5,159,700 (excluding $10,000 received in a private placement to our Sponsor). See “Note 1 – Formation and Organization” and “Note 6 – Subsequent Events” in the notes to our unaudited condensed consolidated financial statements included in this semiannual report for a description of our financing activities.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. We will initially obtain the capital resources required to identify, acquire, develop or redevelop and manage a diversified portfolio of commercial real estate properties and real estate related assets primarily from the net proceeds of our Offering, and any future offerings that we may conduct, secured or unsecured financings from banks and other lenders and undistributed cash flow from operations.

Our Manager and its affiliates, including our Sponsor, have funded our capital resources on a short-term basis by advancing us substantially all of our organization, operation and Offering expenses pursuant to the terms of our Management Agreement and the Support Agreement. We expect our Manager and its affiliates, including our Sponsor, to continue to fund our short-term capital resource needs through advancement of reimbursable expenses until such time as we have sufficient funds to pay such costs and expenses. For the six months ended June 30, 2019, we incurred $157,597 in reimbursable expenses to our Sponsor and Manager.

We are dependent on the net proceeds from our Offering to conduct our operations. Having only completed a portion of our ongoing Offering, we may face challenges related to ensuring that we have adequate capital resources on a long-term basis. If we are unable to raise additional funds from our Offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific investments we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of available capital resources, reducing our capacity to generate income and limiting our ability to make distributions.

We may employ leverage in order to provide more capital to fund our investment activities. We believe that careful use of conservatively structured leverage will help us to achieve our diversification goals and potentially enhance our investment returns. Our targeted aggregate property-level leverage, excluding any debt at the Company level or on assets under development or redevelopment, after we have acquired a substantial portfolio of stabilized investments, is between 50-70% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. As we are acquiring, developing and redeveloping our investments, we may employ greater leverage on individual assets. An example of property-level leverage is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of debt at the Company level is a line of credit obtained by us or our Operating Partnership. As of the six months ended June 30, 2019, we had no outstanding debt from banks or other lenders and have not received a commitment from any lender to provide us with financing.

Trend Information

We are not aware of any material trends, uncertainties, demands, commitments or events, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may reasonably be anticipated to have a material effect on our potential revenue or income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily to be indicative of future operating results or our financial condition, other than those discussed under the Risk Factors heading in our offering circular dated February 13, 2019.

3

We believe that the near and intermediate-term market for investment in targeted commercial real estate properties and real estate related assets in select qualified opportunity zones is compelling on a risk-adjusted basis. We will initially focus on the development or redevelopment of qualified opportunity zone investments in opportunity zones that have completed, or are engaged in, the revitalization process, which are expected to be located within 75 miles of metropolitan markets. Given the recent concentration of investment capital in increasingly larger deals in major metropolitan areas, we believe that there will be less competition for our targeted assets. Additionally, we expect to greatly benefit from the resources provided by our Sponsor, its vertically integrated real estate platform and the experience of its principals.

Item 2. Other Information

None.

4

Item 3. Financial Statements (Unaudited)

F-1

Belpointe REIT, Inc.

Balance Sheets

	As of June 30, 2019	As of December 31, 2018
	(unaudited)
Assets
Cash	$5,162,515	$10,000
Total Assets	$5,162,515	$10,000
Liabilities
Accounts payable, affiliate	$157,579	$—
Accrued management fees	9,674	—
Total Liabilities	167,253	—
Commitments and Contigencies
Stockholders’ Equity:
Preferred stock, $.01 par value, 100,000,000 shares authorized, none issued and outstanding.	—	—
Common stock, $0.01 par value, 900,000,000 and 1,000 shares authorized, 51,697 and 100 shares issued and outstanding at June 30, 2019 (unaudited) and December 31, 2018, respectively	517	1
Additional paid-in capital	5,110,865	9,999
Retained earnings (accumulated deficit)	(116,120)	—
Total Equity	4,995,262	10,000
Total Liabilities and Stockholders’ equity	$5,162,515	$10,000

See notes to financial statements

F-2

Belpointe REIT, Inc.

Statement of Operations

	For the Six Months Ended June 30, 2019	For the period Beginning June 19, 2018 (formation) to June 30, 2018
	(unaudited)	(unaudited)
Revenues	$—	$—
Operating Expenses:
General & administrative expenses	116,120	—
Net Loss	$(116,120)	$—
Net loss per basic and diluted common share:	$(5.91)	$—
Weighted average number of common shares outstanding, basic and diluted:	19,662	100

See notes to financial statements

F-3

Belpointe REIT, Inc.

Statement of Changes in Stockholders’ Equity

For the Six Months Ended June 30, 2019

(unaudited)

	Common Stock		Additional Paid
	Shares	Amount	in Capital	Accumulated Deficit	Total

Balance at January 1, 2019	100	$1	$9,999	$—	$10,000
Proceeds from issuance of common shares	51,597	516	5,159,184	—	5,159,700
Offering cost			(58,318)		(58,318)
Net loss	—	—	—	(116,120)	(116,120)

Balance at June 30, 2019	51,697	$517	$5,110,865	$(116,120)	$4,995,262

See notes to financial statements

F-4

Belpointe REIT, Inc.

Statement of Cash Flows

	For the Six Months Ended June 30, 2019	For the Period Beginning June 19, 2018 (formation) to June 30, 2018
	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net Income	$(116,120)	$—
Accounts Payable and Accrued Expenses	167,253	—
Net Cash Used in Operating Activities	51,133	—
FINANCING ACTIVITIES
Proceeds of issuance of common shares	5,101,382	—
Net Cash Provided by Financing Activities	5,101,382	—
Net Cash Increase for Period	5,152,515	—
Cash at Beginning of Period	10,000	—
Cash at End of Period	$5,162,515	$—
Supplemental disclosure of non-cash financing activity	—	—
Stock subscription receivable for issuance of Equity to Belpointe, LLC	$—	$10,000

See notes to financial statements

F-5

BELPOINTE REIT, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.                    Formation and Organization

Belpointe REIT, Inc. (the “Company”) was formed on June 19, 2018, as a Maryland corporation and intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with its fiscal year ending December 31, 2020 or such later date as determined by the Company’s Board of Directors. The Company was organized to initially function as a qualified opportunity fund, as defined in the Internal Revenue Code of 1986, as amended (the “Code”). As a qualified opportunity Fund, the Company’s primary purpose is to identify, acquire and development or redevelopment properties located within qualified opportunity zones. All of the Company’s assets will be held by, and all of its operations will be conducted through, an operating partnership, Belpointe REIT OP, LP, a Delaware limited partnership (the “Operating Partnership”), either directly or through one or more subsidiaries. The Company will be the sole general partner of the Operating Partnership. All of the Company’s business will be externally managed by Belpointe REIT Manager, LLC (the “Manager”), a Delaware limited liability company.

The Company has filed an offering statement on Form 1-A with the Securities and Exchange Commission (“SEC”) with respect to an offering (the “Offering”) of up to $50,000,000 in shares of its common stock, for an initial price of $100 per share. The Offering was qualified by the SEC on February 11, 2019.

The Company’s Amended and Restated Articles of Incorporation (the “Charter”) authorizes the issuance of: (i) 900,000,000 shares of common stock, par value $0.01 per share, and (ii) 100,000,000 shares of preferred stock, par value $0.01 per share. The Company will issue up to 500,000 shares of common stock in the Offering. The Company may increase the number of shares of common or preferred stock issuable under its Charter without stockholder consent. As of June 30, 2019, the Company has issued 51,697 shares of common stock for an aggregate purchase price of $5,169,700.

2.                    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in consolidated financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2018 balance sheet and certain related disclosures are derived from the Company’s December 31, 2018 audited financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements and related notes thereto included in the Company’s Special Report on Form 1-K, which was filed with the SEC on June 11, 2019. The unaudited condensed consolidated financial statements as of June 30, 2019 and for the six months ended June 30, 2019 and period ended June 30, 2018, and certain related notes thereto, are unaudited, have not been reviewed, and may not include year-end adjustments necessary to make those unaudited condensed consolidated financial statements comparable to audited results.

Consolidation

The accompanying condensed consolidated financial statements include the accounts of Belpointe REIT OP, LP. This entity was inactive as of June 30, 2019.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

F-6

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the terms of a management agreement between our Manager, the Company and our Operating Partnership (the “Management Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016- 02, Leases. The update amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. The standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. ASU 2016-02 will be effective for annual reporting periods beginning after December 15, 2018. Early adoption is permitted.

The Company’s management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Code and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders.

Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period.

F-7

3.                    Related Party Arrangements

Belpointe REIT Manager, LLC

The Company has entered into the Management Agreement with the Manager.

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager for the actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. Expense reimbursements payable to the Manager also may include expenses incurred by Belpointe, LLC (the “Sponsor”) in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor. At June 30, 2019, $157,194 is due to the Manager under the above arrangement. Of this amount, $58,318 of offering costs have been charged to equity.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.75%, which, until 12 months following the commencement of the Offering (February 13, 2019), will be based on our offering proceeds as of the end of each quarter, and thereafter will be based on the Company’s net asset value (“NAV”) at the end of each prior quarter. As of June 30, 2019, the management fee incurred totaled $9,674.

4.                Economic Dependency

Under the Management Agreement, the Company has engaged Belpointe REIT Manager, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Belpointe REIT Manager, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

5.                Stockholder Redemption Plan

The Company has adopted a stockholder redemption plan whereby, on a quarterly basis, commencing 12 months from qualification of the Company’s Offering, an investor has the opportunity to obtain liquidity. Redemptions may be made upon written request to the Company at least 15 business days prior to the end of the applicable quarter. The Company intends to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter (the “Redemption Date”). Share repurchases under the stock redemption plan will be effected at a repurchase price equal to the Company’s NAV per share for the quarter in which the Redemption Date occurs.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the Company’s operations and its non-redeemed stockholders, to prevent an undue burden on the Company’s liquidity, to preserve the Company’s status as a REIT, following any material decrease in the Company’s NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT (for example, if a redemption request would cause a non-redeeming stockholder to violate the ownership limits in the Company’s Charter or if a redemption constitutes a “dividend equivalent” redemption that could give rise to a preferential dividend issue, to the extent applicable). Therefore, a stockholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

6.                Subsequent Events

Management has evaluated subsequent events to determine if events or transactions through the date the unaudited condensed consolidated financial statements were available for issuance, require potential adjustment to or disclosure in the unaudited condensed consolidated financial statement. Management has evaluated the activity of the Company through September 26, 2019. From the period beginning July 1, 2019 and continuing through September 26, 2019, approximately $5,679,000 has been received by the Company in connection with the offering described in “Note 1 — Formation and Organization”.

F-8

Item 4. Exhibits

Exhibit No.	Description
2.1*	Form of Articles of Amendment and Restatement (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
2.2*	Form of Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
4.1*	Form of Subscription Package (incorporated by reference to Appendix B to the Company’s Offering Statement on Form 1-A (File No. 024-10923) filed with the SEC on December 6, 2018).
6.1*	Form of Agreement of Limited Partnership of Belpointe REIT OP, LP (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
6.2*	Form of Management Agreement by and among Belpointe REIT, Inc., Belpointe REIT OP, LP and Belpointe REIT, Manager, LLC (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
6.3*	Form of Employee and Cost Sharing Agreement by and between Belpointe, LLC and Belpointe REIT Manager, LLC (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A/A (File No. 024-10923) filed with the SEC on December 6, 2018).
*	Filed previously.

5

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwich Connecticut on September 27, 2019.

Belpointe REIT, Inc.

By:	/s/ Brandon E. Lacoff
Brandon E. Lacoff
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brandon E. Lacoff	Chairman of the Board and Chief Executive Officer	September 27, 2019
Brandon E. Lacoff	(Principal Executive Officer)

/s/ Adam Snitkoff	Director of Finance	September 27, 2019
Adam Snitkoff	(Principal Financial Officer and Principal Accounting Officer)